UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 6 June 2022
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
JSE, NYSE, DIFX Share Code: GFI
ISIN Code:ZAE000018123
(“Gold Fields” or the “Company”)
DEALINGS IN SECURITIES BY A DIRECTOR AND EXECUTIVE
In compliance with paragraphs 3.63 to 3.74 of the
Listings Requirements of JSE Limited (the “Listings Requirements")
Shareholders are advised that Mr. CI Griffith, an Executive Director and Mr. BJ Mattison, an Executive of Gold Fields, bought Gold Fields
Limited shares on the open market.

Details of the transactions are set out below:
Name of executive director
CI Griffith
Nature of transaction On market purchase of shares
Transaction Date 01 June 2022
Number of Shares 20 000
Class of Security Ordinary Shares
Highest Price per Share R153,710
Lowest Price per Share R153.620
Weighted Average Price per Share            R153,665
Total Value
R3,074,105.68
Vesting Period Nil
Nature of interest Direct and Beneficial
Name of executive
BJ Mattison
Nature of transaction On market purchase of shares
Transaction Date 01 June 2022
Number of Shares 4 000
Class of Security Ordinary Shares
Highest Price per Share R150,000
Lowest Price per Share R149,960
Weighted Average Price per Share            R149,998
Total Value
R599,937.88
Vesting Period Nil
Nature of interest Direct and Beneficial
Clearance to deal has been obtained in terms of 3.66 of the Listings
Requirements.
06 June 2022
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 6 June 2022
By:
/s/ C I Griffith
Name:
C I Griffith
Title:
Chief Executive Officer